Term sheet
To prospectus dated November 21, 2008,
prospectus supplement dated November 21, 2008 and
product supplement no. 146-A-I dated November 24, 2008

Term Sheet to
Product Supplement No. 146-A-I
Registration Statement No. 333-155535
Dated April 16, 2010; Rule 433

JPMORGAN CHASE & CO.

Structured Investments

$
Buffered Return Enhanced Notes Linked to the Performance of an Equally Weighted Basket of Three Currencies Relative to the European Union Euro due April , 2013

General

- The notes are designed for investors who seek an uncapped return of at least 1.25* times the appreciation of an equally weighted basket of three currencies relative to the European Union euro from and including the pricing date to and including the Observation Date. Investors should be willing to forgo interest payments, and, if the Basket declines by more than 15%, be willing to lose up to 85% of their principal. **Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.**
- Senior unsecured obligations of JPMorgan Chase & Co. maturing April , 2013** (to be determined on the pricing date)
- Minimum denominations of $1,000 and integral multiples thereof
- The notes are expected to price on or about April , 2010 and are expected to settle on or about April , 2010 (the third business day after the pricing date).

Key Terms

Basket: An equally weighted basket of three currencies (each a "Reference Currency," and together, the "Reference Currencies") that measures the performance of the Reference Currencies relative to the European Union euro (the "Basket").

Reference Currency Weights: The following table sets forth the Reference Currencies, the Starting Spot Rate† for each Reference Currency, the applicable Reuters Page and the weighting of each Reference Currency:

Reference Currency	Starting Spot Rate†	Reuters Page	Reference Currency Weight
Australian dollar (AUD)		ECB37; WMRSPOT12 = (USD/EUR)/(USD/AUD)	1/3
Brazilian real (BRL)		ECB37; BRFR (offer rate) = (USD/EUR)/(USD/BRL)	1/3
Chinese renminbi (CNY)		ECB37; SAEC = (USD/EUR)/(USD/CNY)	1/3

† The Starting Spot Rate of each Reference Currency is expressed in terms of a number of Euros per one Reference Currency and is equal to one divided by a fraction, the numerator of which is a number of U.S. dollars per one European Union euro and the denominator of which is a number of U.S. dollars per one unit of the applicable Reference Currency, as determined by the calculation agent in good faith and in a commercially reasonable manner on the pricing date, taking into account such exchange rates determined by reference to certain intra-day trades. Although the calculation agent will make all determinations and take all actions in relation to establishing the Starting Spot Rate of each Reference Currency in good faith, it should be noted that such discretion could have an impact (positive or negative) on the value of your notes. The calculation agent is under no obligation to consider your interests as a holder of the notes in taking any actions, including the determination of the Starting Spot Rate of each Reference Currency that might affect the value of your notes. For information about the risks related to this discretion, see "Selected Risk Considerations — Potential Conflicts" on page TS-4 of this term sheet

Base Currency: The European Union euro

Upside Leverage Factor: At least 1.25*

*The actual Upside Leverage Factor will be determined on the pricing date and will not be less than 1.25.

Payment at Maturity: If the Ending Basket Level is greater than the Starting Basket Level, at maturity you will receive a cash payment that provides you with a return per $1,000 principal amount note equal to the Basket Return multiplied by the Upside Leverage Factor. Accordingly, if the Basket Return is positive, your payment at maturity per $1,000 principal amount note will be calculated as follows:

$1,000 + ($1,000 x Basket Return x Upside Leverage Factor)

Your principal is protected against up to a 15% decline in the Basket at maturity. If the Ending Basket Level is less than the Starting Basket Level by up to 15%, you will receive the principal amount of your notes at maturity.

If the Ending Basket Level is less than the Starting Basket Level by more than 15%, you will lose 1% of the principal amount of your notes for every 1% that the Basket declines below 15% and your payment at maturity per $1,000 principal amount note will be calculated as follows:

$1,000 + [$1,000 x (Basket Return + 15%)]

If the Ending Basket Level is less than the Starting Basket Level by more than 15%, you could lose up to $850 per $1,000 principal amount note.

Basket Return:

$$\frac{\text{Ending Basket Level} - \text{Starting Basket Level}}{\text{Starting Basket Level}}$$

Starting Basket Level: Set equal to 100 on the pricing date

Ending Basket Level: The Basket Closing Level on the Observation Date

Basket Closing Level: The Basket Closing Level on the Observation Date will be calculated as follows:

100 x [1 + (AUD Return * 1/3) + (BRL Return * 1/3) + (CNY Return * 1/3)]

The AUD Return, BRL Return and CNY Return reflect the performance of the applicable Reference Currency relative to the European Union euro, calculated in terms of a fraction, the numerator of which is the Spot Rate of such Reference Currency on the Observation Date (the "Ending Spot Rate") minus the Starting Spot Rate and the denominator of which is the Starting Spot Rate. The Spot Rate of each Reference Currency on a given date is expressed in terms of a number of Euros per one Reference Currency and is equal to one divided by a fraction, the numerator of which is a number of U.S. dollars per one European Union euro as reported by Reuters Group PLC ("Reuters") on page ECB37 at 4:00 p.m., Greenwich Mean Time, on such date of determination and the denominator of which is a number of U.S. dollars per one unit of the applicable Reference Currency on (a) for the AUD, Reuters page WMRSPOT12 at approximately 4:00 p.m., Greenwich Mean Time, on such date of determination, (b) for the BRL, Reuters page BRFR (offer rate) at approximately 6:00 p.m., São Paulo time, on such date of determination and (c) for the CNY, Reuters page SAEC, at approximately 4:00 p.m., Beijing time, on such date of determination.

For additional information, see "Description of Notes — Payment at Maturity" in the accompanying product supplement no. 146-A-I.

Observation Date: April , 2013** (to be determined on the pricing date)

Maturity Date: April , 2013** (the third business day after the Observation Date)

CUSIP: 48124AMR5

** Subject to postponement as described under "Description of Notes — Payment at Maturity" in the accompanying product supplement no. 146-A-I.

Investing in the Buffered Return Enhanced Notes involves a number of risks. See "Risk Factors" beginning on page PS-13 of the accompanying product supplement no. 146-A-I and "Selected Risk Considerations" beginning on page TS-2 of this term sheet.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet or the accompanying prospectus supplements and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Us
Per note	$	$	$
Total	$	$	$

(1) The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates.

(2) If the notes priced today, J.P. Morgan Securities Inc., which we refer to as JPMSI, acting as agent for JPMorgan Chase & Co., would receive a commission of approximately $21.00 per $1,000 principal amount note and would use a portion of that commission to allow selling concessions to other dealers of approximately $1.00 per $1,000 principal amount note. This commission includes the projected profits that our affiliates expect to realize, some of which may be allowed to other dealers, for assuming the risks inherent in hedging our obligations under the notes. The actual commission received by JPMSI may be more or less than $21.00 and will depend on market conditions on the pricing date. In no event will the commission received by JPMSI, which includes concessions and other amounts to be allowed to other dealers, exceed $25.00 per $1,000 principal amount note. See "Plan of Distribution" beginning on page PS-35 of the accompanying product supplement no. 146-A-I.

The agent for this offering, JPMSI, is an affiliate of ours. See "Supplemental Plan of Distribution (Conflicts of Interest)" on the last page of this term sheet.

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

J.P.Morgan

April 16, 2010

Additional Terms Specific to the Notes

JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, the prospectus supplement, product supplement no. 146-A-I and this term sheet if you so request by calling toll-free 866-535-9248.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

You should read this term sheet together with the prospectus dated November 21, 2008, as supplemented by the prospectus supplement dated November 21, 2008 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 146-A-I dated November 24, 2008. **This term sheet, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours.** You should carefully consider, among other things, the matters set forth in "Risk Factors" in the accompanying product supplement no. 146-A-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

- Product supplement no. 146-A-I dated November 24, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000119312508242312/d424b21.pdf
- Prospectus supplement dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005661/e33600_424b2.pdf
- Prospectus dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005658/e33655_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this term sheet, the "Company," "we," "us" or "our" refers to JPMorgan Chase & Co.

Additional Key Terms

- **CURRENCY BUSINESS DAY** — A "currency business day," with respect to each Reference Currency, means a day on which (a) dealings in foreign currency in accordance with the practice of the foreign exchange market occur in the City of New York and the principal financial center for the applicable Reference Currency (Sydney, Australia, with respect to the Australian dollar, São Paulo, Brazil, with respect to the Brazilian real and Beijing, China, with respect to the Chinese renminbi), (b) banking institutions in The City of New York and such principal financial center for such Reference Currency are not otherwise authorized or required by law, regulation or executive order to close and (c) the Trans-European Automated Real-time Gross Settlement Express Transfer System ("TARGET2") is open.

Supplemental Terms of the Notes

For purposes of the notes offered by this term sheet:

(1) the definition of "market disruption event" set forth under "General Terms of the Notes — Market Disruption Events" in the accompanying product supplement 146-A-I is amended by adding a new clause (g) to the definition of "Market Disruption Events," as follows:

"(g) (i) the unavailability of a cross rate for a Reference Currency and the Base Currency, each relative to the U.S. dollar that prevents the calculation agent from calculating the Spot Rate for a Reference Currency in the manner provided in the relevant terms supplement, or (ii) any event that generally makes it impossible to convert any currency used in the calculation of the Spot Rate for a Reference Currency into another currency (including, but not limited to, U.S. dollars), in each case, as determined by the calculation agent in its sole discretion"; and

(2) the definition of "Price Source Disruption Event" set forth under "General Terms of the Notes — Market Disruption Events" in the accompanying product supplement 146-A-I shall be deleted in its entirety and replaced with the following:

"'**Price Source Disruption Event**' means the non-publication or unavailability of the applicable spot rate (or cross rate) for the Reference Currency relative to the Base Currency (or in the case of a cross rate, the Reference Currency or the Base Currency, each relative to the U.S. dollar) on the applicable Reuters page at the applicable fixing time for such currency pair on the applicable date of determination."

Selected Purchase Considerations

- **UNCAPPED APPRECIATION POTENTIAL** — The notes provide the opportunity to enhance currency returns by multiplying a positive Basket Return by the Upside Leverage Factor of at least 1.25, without any predetermined cap. The actual Upside Leverage Factor will be determined on the pricing date and will not be less than 1.25. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

- **LIMITED PROTECTION AGAINST LOSS** — Payment at maturity of the principal amount of the notes is protected against a decline in the Ending Basket Level, as compared to the Starting Basket Level, of up to 15%. If the Ending Basket Level is less than the Starting Basket Level by more than 15%, for every 1% decline of the Basket below 15%, you will lose an amount equal to 1% of the principal amount of your notes. Accordingly, the notes will outperform the Basket on the downside by virtue of the buffer and you will receive a payment equal to at least $150 per $1,000 principal amount note at maturity, subject to the credit risk of JPMorgan Chase & Co.

- **DIVERSIFICATION AMONG THE BASKET CURRENCIES** — The return on the notes is linked to the performance of an equally basket of global currencies, which we refer to as the Reference Currencies, relative to the European Union euro, and will enable you to participate in potential increases in the value of the Reference Currencies, relative to the European Union euro, during the term of the notes. The Basket derives its value from an equally weighted group of currencies consisting of the Australian dollar, the Brazilian real and the Chinese renminbi.

- **TAX TREATMENT** — You should review carefully the section entitled "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement no. 146-A-I. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special tax counsel, Davis Polk & Wardwell LLP, it is reasonable to treat the notes as "open transactions" for U.S. federal income tax purposes. Assuming this characterization is respected, the gain or loss on your notes will generally be ordinary foreign currency income or loss under Section 988 of the Internal Revenue Code of 1986, as amended (the "Code"). However, under that Section, holders of certain forward contracts, futures contracts or option contracts generally are entitled to make an election to treat foreign currency gain or loss as capital gain or loss (a "Section 988 Election"). It is likely that the notes qualify for a Section 988 Election. Assuming the Section 988 Election is available, if you make this election before the close of the day on which you acquire a note, all gain or loss you recognize on a sale or exchange of that note should be treated as long-term capital gain or loss, assuming that you have held the note for more than one year. You must make the Section 988 Election with respect to a note by (a) clearly identifying the transaction on its books and records, on the date the transaction is entered into, as being subject to this election and either (b) filing the relevant statement verifying this election with your U.S. federal income tax return or (c) otherwise obtaining independent verification as set forth in the Treasury Regulations under Section 988. You should consult your tax adviser regarding the advisability, availability, mechanics and consequences of a Section 988 Election. However, the Internal Revenue Service (the "IRS") or a court may not respect this characterization or treatment of the notes, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected. In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments, such as the notes. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by Non-U.S. Holders should be subject to withholding tax; and whether these instruments are or should be subject to the "constructive ownership" regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income that is subject to an interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. In 2007 the IRS also issued a revenue ruling holding that a financial instrument with some arguable similarity to the notes is properly treated as a debt instrument denominated in a foreign currency. The notes are distinguishable in meaningful respects from the instrument described in the revenue ruling. If, however, the reach of the revenue ruling were to be extended, it could materially and adversely affect the tax consequences of an investment in the notes for U.S. Holders, possibly with retroactive effect. Both U.S. and Non-U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by the notice and revenue ruling described above. Non-U.S. Holders should also note that they may be withheld upon at a rate of up to 30% unless they have submitted a properly completed IRS Form W-8BEN or otherwise satisfied the applicable documentation requirements.

  The discussion in the preceding paragraph, when read in combination with the section entitled "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement, constitutes the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal income tax consequences of owning and disposing of notes.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Reference Currencies or the European Union euro or any contracts related to the Reference Currencies or the European Union euro. These risks are explained in more detail in the "Risk Factors" section of the accompanying product supplement no. 146-A-I dated November 24, 2008.

- **YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS** — The notes do not guarantee any return of principal at maturity in excess of $150 per $1,000 principal amount note, subject to the credit risk of JPMorgan Chase & Co. The return on the notes at maturity is linked to the performance of the Basket and will depend on whether, and the extent to which, the Basket Return is positive or negative. Any positive Basket Return will depend on the aggregate performance of the Reference Currencies relative to the European Union euro. Your investment will be exposed to any decline in the Ending Basket Level, as compared to the Starting Basket Level, below the 15% buffer. Accordingly, you could lose up to $850 for each $1,000 principal amount note that you invest in.

- **THE NOTES MIGHT NOT PAY AS MUCH AS AN INVESTMENT IN THE INDIVIDUAL BASKET CURRENCIES** — You may receive a lower payment at maturity than you would have received if you had invested in the Reference Currencies individually, a combination of Reference Currencies or other financial instruments related to the Reference Currencies for which there is an active secondary market.

- **CREDIT RISK OF JPMORGAN CHASE & CO.** — The notes are subject to the credit risk of JPMorgan Chase & Co. and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on JPMorgan Chase & Co.'s ability to pay all amounts due on the notes at maturity, and therefore investors are subject to our credit risk and to changes in the market's view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to affect adversely the value of the notes.

- **CERTAIN BUILT-IN COSTS ARE LIKELY TO AFFECT ADVERSELY THE VALUE OF THE NOTES PRIOR TO MATURITY** — While the payment at maturity, if any, described in this term sheet is based on the full principal amount of your notes, the original issue price of the notes includes the agent's commission and the estimated cost of hedging our obligations under the notes. As a result, and as a general matter, the price, if any, at which JPMSI will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from the agent's commission and hedging costs, including those set forth under "Many Economic and Market Factors Will Impact the Value of the Notes" below.

  The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

- **THE CURRENT GLOBAL FINANCIAL CRISIS CAN BE EXPECTED TO HEIGHTEN CURRENCY EXCHANGE RISKS** — In periods of financial turmoil, capital can move quickly out of regions that are perceived to be more vulnerable to the effects of the crisis than others with sudden and severely adverse consequences to the currencies of those regions. In addition, governments around the world, including the United States government and governments of other major world currencies, have recently made, and may be expected to continue to make, very significant interventions in their economies, and sometimes directly in their currencies. Such interventions affect currency exchange rates globally and, in particular, the value of the Reference Currencies relative to the European Union euro. Further interventions, other government actions or suspensions of actions, as well as other changes in government economic policy or other financial or economic events affecting the currency markets, may cause currency exchange rates to fluctuate sharply in the future, which could have a material adverse effect on the value of the notes and your return on your investment in the notes at maturity.

- **CHANGES IN THE VALUE OF THE EQUALLY WEIGHTED REFERENCE CURRENCIES MAY OFFSET EACH OTHER** — Because the performance of the Basket is determined by the performance of the Australian dollar, the Brazilian real and the Chinese renminbi relative to the European Union euro, your notes will be exposed to currency exchange rate risk with respect to Australia, Brazil, China and the European Union. Movements in the exchange rates of the Reference Currencies may not correlate with each other. At a time when the exchange rates of one of the Reference Currencies relative to the European Union euro increases, the exchange rate of one or more of the other Reference Currencies relative to the European Union euro may not increase as much or may decline. Therefore, in calculating the Ending Basket Level, increases in the exchange rates of one or more of the Reference Currencies may be moderated, or more than offset, by lesser increases or decreases in the exchange rates of the remaining Reference Currencies. For example, in calculating the Ending Basket Level, an increase in the Spot Rate of the Australian dollar may be moderated, or more than offset by, lesser increases or declines in the Spot Rate of the Brazilian real.

- **THE NOTES ARE SUBJECT TO CURRENCY EXCHANGE RISK** — Foreign currency exchange rates vary over time, and may vary considerably during the term of the notes. The value of a Reference Currency or the European Union euro is at any moment a result of the supply and demand for that currency. Changes in foreign currency exchange rates result over time from the interaction of many factors directly or indirectly affecting economic and political conditions in the Reference Currency's countries, the European Union, and economic and political developments in other relevant countries, such as the United States.

  Of particular importance to potential currency exchange risk are:
  - existing and expected rates of inflation;
  - existing and expected interest rate levels;
  - the balance of payments in Australia, Brazil, China, the countries included in the European Union and the United States and between each country and its major trading partners; and
  - the extent of governmental surplus or deficit in Australia, Brazil, China, the countries included in the European Union and the United States.

  All of these factors are, in turn, sensitive to the monetary, fiscal and trade policies pursued by Australia, Brazil, China, the countries included in the European Union and the United States and those of other countries important to international trade and finance.

- **GOVERNMENTAL INTERVENTION COULD MATERIALLY AND ADVERSELY AFFECT THE VALUE OF THE NOTES** — Foreign exchange rates can be fixed by the sovereign government, allowed to float within a range of exchange rates set by the government or left to float freely. Governments, including those issuing the Reference Currencies and the Base Currency, use a variety of techniques, such as intervention by their central bank or imposition of regulatory controls or taxes, to affect the exchange rates of their respective currencies. They may also issue a new currency to replace an existing currency, fix the exchange rate or alter the exchange rate or relative exchange characteristics by devaluation or revaluation of a currency. Thus, a special risk in purchasing the notes is that their trading value and amount payable could be affected by the actions of sovereign governments, fluctuations in response to other market forces and the movement of currencies across borders.

- **THE BASKET IS SUBJECT TO AN INCREASED RISK OF SIGNIFICANT ADVERSE FLUCTUATIONS** — The notes are linked to the performance of an equally weighted Basket of three Reference Currencies: the Australian dollar, the Brazilian real and the Chinese renminbi. Although Australia has a developed economy, its exports are dominated by the agricultural and mining sectors, and the value of the Australian dollar is subject to significant fluctuations in response to fluctuations in supply and demand for these commodities. The Brazilian real and the Chinese renminbi are currencies of developing markets that are often subject to more frequent and larger central bank interventions than the currencies of developed countries and are also more likely to be affected by drastic changes in monetary or exchange rate policies of the relevant country. Although the Central Bank of Brazil allows the Brazilian real to float freely, the Brazilian real is subject to frequent intervention by the Central Bank of Brazil to manipulate the exchange rate of the Brazilian real for the U.S. dollar. In addition, under certain conditions, the Brazilian government has the ability to restrict the conversion of the Brazilian real into foreign currencies. The exchange rate between the Chinese renminbi and the U.S. dollar is managed by the Chinese government. In July 2005, the People's Bank of China moved to a managed floating exchange rate system that set the value of the Chinese renminbi with reference to a basket of currencies rather than solely with reference to the U.S. dollar. Despite the recent change in their exchange rate regime, the Chinese government continues to manage the valuation of the Chinese renminbi. Accordingly, an investment in the notes is subject to an increased risk of significant adverse fluctuations.

- **EVEN THOUGH THE REFERENCE CURRENCIES TRADE AROUND-THE-CLOCK, THE NOTES WILL NOT** — Because the inter-bank market in foreign currencies is a global, around-the-clock market, the hours of trading for the notes, if any, will not conform to the hours during which the Reference Currencies are traded. Consequently, significant price and rate movements may take place in the underlying foreign exchange markets that will not be reflected immediately in the price of the notes. Additionally, there is no systematic reporting of last-sale information for foreign currencies which, combined with the limited availability of quotations to individual investors, may make it difficult for many investors to obtain timely and accurate data regarding the state of the underlying foreign exchange markets.

- **CURRENCY MARKET DISRUPTIONS MAY ADVERSELY AFFECT YOUR RETURN** — The calculation agent may, in its sole discretion, determine that the currency markets have been affected in a manner that prevents it from properly determining, among other things, the applicable Spot Rates on the Observation Date and accordingly, the Ending Basket Level and the Basket Return. These events may include disruptions or suspensions of trading in the currency markets as a whole, and could be a Convertibility Event, a Deliverability Event, a Liquidity Event, a Taxation Event, a Discontinuity Event, a Price Source Disruption Event, the unavailability of an exchange rate with respect to the U.S. dollar and a Reference Currency or the U.S. dollar and the European Union euro or any other event that prevents the calculation agent from calculating the Spot Rate for a Reference Currency in the manner provided in this term sheet, or any event that generally makes it impossible to convert the U.S. dollar into a Reference Currency or the European Union euro. See "General Terms of Notes — Market Disruption Events" in the accompanying product supplement no. 146-A-I, as supplemented by "Supplemental Terms of the Notes" in this term sheet for further information on what constitutes a market disruption event.

- **NO PERIODIC INTEREST PAYMENTS** — As a holder of the notes, you will not receive periodic interest payments.

- **LACK OF LIQUIDITY** — The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.

- **POTENTIAL CONFLICTS** — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. For example, one of JPMSI's duties as calculation agent involves determining the Starting Spot Rate of each Reference Currency in the manner set forth on the cover page of this term sheet. Although the calculation agent will make all determinations and will take all actions in relation to the establishment of the Starting Spot Rate of each Reference Currency in good faith, it should be noted that such discretion could have an impact (positive or negative), on the value of your notes. The calculation agent is under no obligation to consider your interests as a holder of the notes in taking any actions, including the determination of the Starting Spot Rate of each Reference Currency, that might affect the value of your notes. The Starting Spot Rate of each Reference Currency may vary, and may vary significantly, from the rates displayed in publicly available sources at any time on the pricing date. If the calculation agent determines that the Starting Spot Rate for each of the Reference Currencies exceeds that reflected in the publicly available information, such Reference Currencies must achieve a higher level for you to receive more than the principal amount of your notes at maturity. JPMSI will not have any obligation to consider your interests as a holder of the notes in making this determination.

- **MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES** — In addition to the level of the Basket on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
    - the expected volatility in the Reference Currencies, the European Union euro and the U.S. dollar;
    - the time to maturity of the notes;
    - interest and yield rates in the market generally as well as in each of the Reference Currencies' countries, in the countries included in the European Union and in the United States;
    - the exchange rate and the volatility exchange rate of the U.S. dollar with respect to each of the Reference Currencies and the Base Currency;
    - changes in correlation between the Reference Currency exchange rates;
    - suspension or disruption of market trading in any or all of the Reference Currencies, the European Union euro or the U.S. dollar;
    - a variety of economic, financial, political, regulatory and judicial events; and
    - our creditworthiness, including actual or anticipated downgrades in our credit ratings.

What Is the Payment at Maturity on the Notes, Assuming a Range of Performances for the Basket?

The table and examples below illustrate the hypothetical total return at maturity of the notes. The "total return" as used in this term sheet is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000. The hypothetical total returns set forth below assume an Upside Leverage Factor of 1.25. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the notes. You should consider carefully whether the notes are suitable to your investment goals. The numbers appearing in the table and examples below have been rounded for ease of analysis.

Ending Basket Level	Basket Return	Total Return
180.00	80.00%	100.00%
165.00	65.00%	81.250%
150.00	50.00%	62.500%
140.00	40.00%	50.000%
130.00	30.00%	37.500%
120.00	20.00%	25.000%
115.00	15.00%	18.750%
110.00	10.00%	12.500%
105.00	5.00%	6.250%
102.50	2.50%	3.125%
101.00	1.00%	1.250%
100.00	**0.00%**	**0.000%**
95.00	-5.00%	**0.000%**
90.00	-10.00%	**0.000%**
85.00	-15.00%	**0.000%**
80.00	-20.00%	-5.000%
70.00	-30.00%	-15.000%
60.00	-40.00%	-25.000%
50.00	-50.00%	-35.000%
40.00	-60.00%	-45.000%
30.00	-70.00%	-55.000%
20.00	-80.00%	-65.000%
10.00	-90.00%	-75.000%
0.00	-100.00%	-85.000%

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The level of the Basket increases from the Starting Basket Level of 100 to an Ending Basket Level of 105.
Because the Ending Basket Level of 105 is greater than the Starting Basket Level of 100, the Basket Return is positive and the investor receives a payment at maturity of $1,062.50 per $1,000 principal amount note, calculated as follows:

$$\$1,000 + (\$1,000 \times 5\% \times 1.25) = \$1,062.50$$

Example 2: The level of the Basket decreases from the Starting Basket Level of 100 to an Ending Basket Level of 85.
Although the Basket Return is negative, because the Ending Basket Level of 85 is less than the Starting Basket Level of 100 by not more than the Buffer Amount of 15%, the investor receives a payment at maturity of $1,000 per $1,000 principal amount note.

Example 3: The level of the Basket decreases from the Starting Basket Level of 100 to an Ending Basket Level of 70.
Because the Basket Return is negative and the Ending Basket Level of 70 is less than the Starting Basket Level of 100 by more than the Buffer Amount of 15%, the investor receives a payment at maturity of $850 per $1,000 principal amount note, calculated as follows:

$$\$1,000 + [\$1,000 \times (-30\% + 15\%)] = \$850$$

Example 4: The level of the Basket decreases from the Starting Basket Level of 100 to an Ending Basket Level of 0.
Because the Basket Return is negative and the Ending Basket Level of 0 is less than the Starting Basket Level of 100 by more than the Buffer Amount of 15%, and the investor receives a payment at maturity of $150 per $1,000 principal amount note, which reflects the principal protection provided by the Buffer Amount of 15%, calculated as follows:

$$\$1,000 + [\$1,000 \times (-100\% + 15\%)] = \$150$$

Historical Information

The first three graphs below show the historical weekly performance of each Reference Currency expressed in terms of the conventional market quotation (in each case the amount of the applicable Reference Currency that can be exchanged for one European Union euro, which we refer to in this term sheet as the exchange rate), as shown on Bloomberg Financial Markets, from January 7, 2005 through April 9, 2010. The exchange rates of the Australian dollar, the Brazilian real and the Chinese renminbi, at approximately 11:00 a.m., New York City time, on April 15, 2010 were 1.4524, 2.3733 and 9.2653, respectively.

The exchange rates displayed in the graphs below are for illustrative purposes only and do not form part of the calculation of the Basket Return. **The value of the Basket, and thus the Basket Return, increases when the individual Reference Currencies appreciate in value against the European Union euro.** Therefore, the Basket Return is calculated using Spot Rates for each currency expressed as one divided by the amount of Reference Currency per one European Union euro, which is the inverse of the conventional market quotation for each Reference Currency set forth in the first three graphs on the following page.

The last graph on the following page shows the weekly performance of the Basket from January 7, 2005 through April 9, 2010, assuming that the Basket Closing Level on January 7, 2005 was 100, that each Reference Currency had the weighting specified on the front cover of this term sheet and that the inverse of the exchange rates of each Reference Currency on the relevant dates were the Spot Rates on such dates. The exchange rates and the historical weekly Basket performance data in such graph were determined using the rates reported by Bloomberg Financial Markets and may not be indicative of the Basket performance using the Spot Rates of the Reference Currencies that would be derived from the applicable Reuters pages.









The Spot Rates of the Australian dollar, the Brazilian real and the Chinese renminbi on April 15, 2010 were 0.68953, 0.42233 and 0.10817, respectively, calculated in the manner set forth under "Key Terms — Basket Closing Level" on the cover of this term sheet.

We obtained the data needed to construct the graph which displays the weekly performance of the Basket from Bloomberg Financial Markets, and we obtained the exchange rates and the denominators used to calculate the Spot Rates from Reuters Group PLC. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets or Reuters Group PLC. The historical performance of each Reference Currency and the Basket should not be taken as an indication of future performance, and no assurance can be given as to the Spot Rate of any of the Reference Currencies on the pricing date or the Observation Date. We cannot give you assurance that the performance of the Basket will result in the return of any of your initial investment in excess of $150 per $1,000 principal amount note, subject to the credit risk of JPMorgan Chase & Co.

Supplemental Plan of Distribution (Conflicts of Interest)

We own, directly or indirectly, all of the outstanding equity securities of JPMSI, the agent for this offering. The net proceeds received from the sale of the notes will be used, in part, by JPMSI or one of its affiliates in connection with hedging our obligation under the notes. In accordance with NASD Rule 2720, JPMSI may not make sales in this offering to any of its discretionary accounts without the prior written approval of the customer.